Sharps Technology, Inc.

105 Maxess Road

Melville, NY 11747

January 23, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Sharps Technology, Inc.
Registration Statement on Form S-1/A
Filed January 22, 2025
File No. 333-284237

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sharps Technology, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 PM Eastern Time, January 27, 2025, or as soon as practicable thereafter.

Very truly yours,

Sharps Technology, Inc.

By:	/s/ Robert M. Hayes
Robert M. Hayes
Chief Executive Officer